Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company” or “RWB”)

810-789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2Date of Material Change

June 30, 2020

Item 3News Release

The new release was filed on SEDAR, disseminated through the facilities of Stockwatch and Market News Publishing Inc. and posted to the Issuer’s disclosure hall with the CSE on July 2, 2020.

Item 4Summary of Material Change

The Company entered into a debt settlement subscription agreement with an arm-length investor (the “Investor”) to settle outstanding advances made in the amount of CDN $5,848,000 incurred pursuant to advances made by the Investor to Pharmaco, in consideration for the issuance of 2,339,200 units (“Units”) issued at a deemed price of $2.50 per Unit.

Item 5Full Description of Material Change

5.1Full Description of Material Change

See the attached news release.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Theo van der Linde, Chief Financial Officer
Phone:  604‐687‐2038

Item 9Date of Report

July 7, 2020